October 29, 2009

Via EDGAR Filing

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	LECG Corporation
Preliminary Proxy Statement
Filed September 25, 2009
File No. 000-50464

Dear Ms. Garnett:

On behalf of our client, LECG Corporation, a Delaware corporation (the “Company”), we submit the following in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated October 23, 2009 in regard to the Company’s Preliminary Proxy Statement filed on September 25, 2009 (the “Proxy Statement”).  The Company is filing concurrently with this letter via EDGAR an amended Preliminary Proxy Statement, marked to indicate changes from the version as originally filed.  To facilitate the Staff’s review, we repeat the captions and paragraphs from your comment letter, and are providing the following responses to the comments.  The page numbers set forth in the following discussion refer to the pages in the Proxy Statement as amended.

General

1.                                       As you know, we are currently reviewing your 10-K for the year ended December 31, 2008.  We will not be in a position to clear the proxy statement until we have resolved all comments raised on the 10-K.

Response 1.  The Company acknowledges the Staff’s comment.

2.                                       Please revise to include LECG’s full financial statements in the proxy or incorporate them by reference.  Please refer to Item 14(c)(1) of Schedule 14A and Instruction 3 to Item 14.  If you believe LECG’s financial statements are not material to an informed voting decision, please explain why in your response.

Response 2.  The Company has revised the Proxy Statement to incorporate by reference its full financial statements from the Annual Report on Form 10-K for the year ended December 31, 2008 on page FP-1.  We note that a copy of that Annual Report will accompany the Proxy Statement in the mailing to the Company’s stockholders.

3.                                       We note from your disclosure on page 14 that the merger is conditioned on the shares issued to the Great Hills Entities in connection with the Merger being exempt from registration pursuant to Regulation D.  Please tell us which rule under Regulation D you intend to rely on and the facts that make the exemption available.

Response 3.  In response to the Staff’s comment, the Company respectfully submits that it intends to rely on Rule 506 under Regulation D.  Facts in support of the availability of this exemption include:  (a) the Company did not offer or sell the shares by any form of general solicitation or general advertising; (b) the Great Hill Entities have represented to the Company that they are accredited investors; (c) the Great Hill Entities have represented to the Company that they are acquiring the shares for their own account without an intention to resell them;  (d) written disclosure has been made to the Great Hill Entities that the shares cannot be resold without registration under the Securities Act of 1933, as amended, or an exemption therefrom; and (e) the certificate evidencing the shares of the Company’s common stock to be issued to the Great Hill Entities will include a legend setting forth the restrictions on transferability and sale of such shares of common stock.  Certain of the representations and warranties of the Great Hill Entities which the Company relied upon in concluding that the offering satisfies the requirements of Rule 506 of Regulation D are contained in Section III of the Stock Purchase Agreement attached as Annex B to the Proxy Statement.

4.                                       It appears that the common shareholders of Smart are receiving no consideration in connection with the Merger.  We note from your disclosure on page 125 that the Great Hill Entities own 82% of the common shares; however, it is unclear who owns the remaining 18%.  Please tell us who owns the remainder of these common shares, explain why they are receiving no consideration in the proposed merger, and describe any other provisions being made for them in connection with this transaction.

Response 4.  Supplementally, we advise the Staff that the remaining 18% of the common shares of Smart are held by current and former employees of Smart.  The common shareholders of Smart will not receive any consideration in connection with the Merger because the liquidation preference in favor of the Redeemable Preferred Stock of Smart exceeds the value of the LECG common shares to be issued pursuant to the Merger.  Under the terms of the Second Amended and Restated Certificate of Incorporation of Smart, dated November 11, 2008, the holders of Redeemable Preferred Stock of Smart are entitled to receive $64,677,951.68 in cash (the “Preferential Amount”) upon the occurrence of a change in control transaction involving Smart, which would include the Merger, before any proceeds are distributed to the holders of common stock of Smart.  By approving the Merger, the holders of Redeemable Preferred Stock elected to receive this Preferential Amount in the form of LECG common shares.  Currently the value of the 10,927,869 common shares of LECG to be issued in connection with the Merger is approximately $38 million based on the closing price of LECG’s common stock on October 27, 2009.  Because the value of the common shares of LECG to be issued as consideration in the Merger is less than the Preferential Amount, the holders of Smart’s Redeemable Preferred Stock are entitled to all of those shares of common stock.  No other provisions are being made for the holders of Smart’s common stock in connection with the transaction.

Letter to Stockholders

5.                                       In your discussion of the Merger in the second paragraph, please disclose the consideration that Smart shareholders will receive in the Merger.  Disclose the number of shares of common stock that will be issued and the percentage of LECG voting stock that will be beneficially owned by the Great Hill Entities following the Merger.

Response 5.  The Company has revised the letter to stockholders in the second paragraph to add disclosure regarding the consideration that Smart shareholders are to receive in the Merger, including the number of shares of LECG common stock that will be issued and the percentage of LECG voting stock that will be beneficially owned by the Great Hill Entities following the Merger.

6.                                       Please revise to clearly state that the board was not unanimous in its decision to approve the Merger.

Response 6.  The Company has revised the letter to stockholders in the third and fourth paragraphs to state that the board was not unanimous in its decision to approve the Merger.

Summary, page 10

7.                                       Please revise the summary or the Q&A section to include disclosure regarding the lack of dissenters’ rights.  We note the discussion on page 63.

Response 7.  The Company has revised the disclosure in the Q&A section on page 9 of the Proxy Statement to include disclosure regarding the lack of dissenters’ rights for LECG stockholders.

Summary of the Merger, page 11

8.                                       We note the statement in the second paragraph on page 11, as well as in the third paragraph on page 73, that investors should not rely on the representations, warranties and covenants, or any descriptions thereof, related to the Merger Agreement or any agreements entered into in connection with the Merger.  Please tell us why you believe this disclaimer language is appropriate or remove the disclaimers from your proxy statement.

Response 8.  In response to the Staff’s comment, we respectfully submit that the disclaimer language in the second paragraph on page 11 and in the third paragraph on page 73 of the Preliminary Proxy Statement is appropriate, and that a failure to include such disclaimers in the proxy statement might be confusing or misleading to investors.

The representations, warranties and covenants contained in the Merger Agreement were not written or intended for the purpose of serving as factual disclosure statements, but were negotiated in order to allocate contractual risks as between the contracting parties.

To a large extent, the representations and warranties (and to a lesser extent, the covenants) in the Merger Agreement address circumstances that may not be known or knowable by the parties to the Merger Agreement at the time the Merger Agreement is executed.  For example, a common representation in a merger agreement is that each party is not infringing any third-party intellectual property rights.  That representation may or may not actually be true and correct.  It is possible that a party may, unbeknownst to all of the parties, in fact be infringing some third-party intellectual property rights.  The representations are negotiated in order to appropriately allocate such risks (such as the risk of infringement), and the related risk of loss, to the party in the best position to know about and in the best position to bear that risk.  That contractual risk allocation gives the other parties a right not to complete the transaction if the closing condition (truth of the representation) is not satisfied, and a right to seek compensation from the breaching party if they are harmed by a financial loss or diminution in value or other damages in the future in connection with undisclosed problems and liabilities (whether or not known or knowable).  However, a plain or literal reading of the words in the representations and other provisions of the Merger Agreement (for example, that none of the parties are infringing any third-party intellectual property rights) may subsequently prove to be incorrect.

Unlike various other information contained in the Preliminary Proxy Statement, and in the Company’s other public filings, which are intended to provide disclosure and a balanced depiction of facts, risks, and uncertainties, the representations, warranties and covenants contained in the Merger Agreement were not negotiated for the purpose or with the intention that they would be presented as factual disclosures to investors.  As a result, reliance upon them as purely factual statements is misplaced, and would potentially be misleading, confusing and possibly detrimental to investors.

The disclaimer language is intended to help investors understand the circumstances under which, and the special purpose for which, the statements in the representations, warranties and covenants are made by the parties to the Merger Agreement.

In addition, the Company’s, Smart’s and the Great Hill Entities’ use and understanding of concepts of “materiality” for purposes of the representations, warranties and covenants in the Merger Agreement are based on an entirely different frame of reference and legal standard than is materiality as it may be understood by investors for purposes of securities law compliance and in connection with disclosure provided in a proxy statement or other filing.  The representations, warranties and covenants are also qualified by confidential disclosure schedules exchanged among the parties, which typically contain a quantity of information (which may or may not be material) intended to inform and to allocate risk between the parties.

The disclaimer language in the second paragraph on page 11 and in the third paragraph on page 73 of the Preliminary Proxy Statement serves the purpose of alerting stockholders to the fact that statements made in the Merger Agreement were made for the reasons discussed above, and not for the purpose of public disclosure as contemplated by the securities laws.  The Company recognizes that it is unlawful to make any untrue statement of a material fact in the Proxy Statement, or to omit to state a material fact necessary in order to make the statements made in the Proxy Statement, in the light of the circumstances under which they are made, not misleading, whether or not such information would modify any of the representations, warranties or covenants contained in the Merger Agreement.

Option Grants to Smart Employees, page 12

9.                                       We note that pursuant to the merger agreement, you are committed to grant options to purchase up to 500,000 shares of common stock to certain employees of Smart.  Please tell us how you determined that these options are not replacement grants and tell us how you determined that the fair value of the options should not be included in the purchase price.

Response 9.  Supplementally, we advise the Staff that the new LECG stock options to be granted to employees of Smart who remain employed by LECG (or one of its subsidiaries) following the closing of the Merger are not being granted as consideration, or in exchange, for the stock options or common stock currently held by employees of Smart.  All currently outstanding stock options in Smart will automatically be cancelled upon the closing of the Merger, in accordance with the original grant terms and the Smart stock plan; any outstanding awards (both vested and unvested) will be forfeited.  The new LECG stock options are intended to serve the purpose of retaining Smart employees as employees of LECG (or one of its subsidiaries) following the closing of the Merger, and to reflect appropriate equity compensation amounts in line with what LECG would offer to newly-hired employees.

The number of option shares to be issued to the continuing Smart employees has been determined based on a list of grant amounts that was agreed upon by the parties to the Merger Agreement, and reflects what the parties mutually considered to be appropriate for the individual positions.  The LECG stock options will be granted under the Company’s 2003 Stock Option Plan, will be subject to a standard LECG vesting schedule based on continued service after closing of the Merger, on terms consistent with stock option grants to other LEGC employees, and with an exercise price set at the fair market value of LECG common stock on the date of grant.  These new LECG stock options will not include any special vesting, early exercise provisions, or other benefits based on past service for Smart.

The Company reviewed Statement of Financial Accounting Standards (“SFAS”) No. 141R, Business Combinations paragraph 44, (codified in Accounting Standards Codification 805), which presents substantially the same fact pattern as this transaction.  In accordance with that paragraph, the Company excluded the fair value of the options to purchase 500,000 shares of common stock from the purchase price for the acquisition of Smart.  The Smart employees who continue as employees of LECG or its subsidiaries after the Merger will begin a new post-Merger service period and vest into the new awards over LECG’s standard 5-year stock option vesting period.  Since the service period for these new awards begins post-Merger, none of the fair value-based measure of those equity awards is included in measuring the consideration transferred in the business combination, but rather will be recognized as compensation expense in LECG’s post-Merger financial statements in the same manner as other stock options granted to new LECG employees.

Termination Fees and Expenses, page 16

10.                                 We note your use of “may” in the first sentence.  Article 6.3 of the merger agreement indicates that you “shall” be required to pay the termination fee.  Please revise to more accurately state your obligation to pay the termination fees and expenses.  Please also make this change to your related disclosure on page 91.

Response 10.  The Company has revised the disclosures on pages 16 and 91 of the Proxy Statement to clarify the disclosure regarding the obligation to pay the termination fees and expenses if the circumstances so require.

Risk Factors, page 21

LECG will incur significant transaction and Merger-related costs in connection with the Merger and the Investment, page 23

11.                                 In order to put this risk in context for investors, please revise to quantify the transaction and Merger-related costs that have already been incurred and that you expect to be incurred.

Response 11.  The Company has revised the disclosure on page 23 of the Proxy Statement to include the amount of the transaction-related costs that have been incurred through September 30, 2009 and the amount that it expects to be incurred following September 30, 2009.

Comparative Historical and Unaudited Pro Forma Per Share, page 38

12.                                 Please revise to include equivalent pro forma per share data of Smart, as required by Item 14(b)(10) of Schedule 14A.

Response 12.  The Company has revised the disclosure beginning on page 38 of the Proxy Statement to include equivalent pro forma per share data of Smart, as required by Item 14(b)(10) of Schedule 14A.

Unaudited Pro Forma Condensed Combined Financial Statements, page 41

13.                                 Please tell us how you determined that LECG is the deemed acquirer for accounting purposes, considering that the Great Hill entities are paying cash for shares of the combined company, will hold a large minority voting interest, and will appoint two directors, and the CEO of Smart will become the CEO of the combined company.

Response 13.   Supplementally, we advise the Staff that the Company determined that LECG is the deemed acquirer for accounting purposes based on the guidance in Statement of Financial Accounting Standards No. 141R, Business Combinations (codified in Accounting Standards Codification 805) and Accounting Research Bulletin (“ARB”) No. 51.

ARB No. 51 indicated that the acquirer in a business combination is the entity that obtains a controlling financial interest in the acquiree through the acquisition of more than 50% of the outstanding voting interest of the acquired entity.  The Great Hill Entities would initially own approximately 40% of the outstanding voting interest of LECG following the Merger and the Investment.  Beginning one year after the 2010 annual shareholders’ meeting, the Great Hill Entities may acquire up to an additional 8% of the total voting interest in LECG through dividends payable in the form of additional shares of Series A Preferred Stock, but only if the Company’s board of directors chooses to settle the dividend payments with Series A Preferred Stock.  Consequently, the Company concluded that LECG was the Acquirer under the ARB No. 51 criteria.

However, given the significant minority voting interest to be held by Great Hill, the Company also considered the factors set forth in paragraphs A11—A15 of SFAS No. 141R in making the determination that LECG was the acquirer for accounting purposes.  The analysis of each paragraph is presented below:

A11. In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

LECG Analysis:  Since the transaction to acquire all of Smart’s outstanding capital stock is to be affected by an equity exchange, the Company did not consider this paragraph to be relevant to its final determination.

A12. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.

LECG Analysis:  LECG is issuing LECG common stock to the shareholders of Smart.

[A12, continued]

However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Paragraphs A108—A129 provide guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including:

a.               The relative voting rights in the combined entity after the business combination —The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

LECG Analysis:  LECG existing shareholders retain approximately 60% of the voting rights.

[A12, continued]

b.              The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest —The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

LECG Analysis:  Great Hill will be the largest single organized group with a voting interest.

[A12, continued]

c.               The composition of the governing body of the combined entity —The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

LECG Analysis:  Existing LECG shareholders retain the ability to appoint or elect 4 of the 7 member board seats of the combined company.  Also, LECG will appoint two LECG Experts to advise the board on company matters.  In addition, the Smart and Great Hill appointed board members agree to support the election of, and are precluded from acting to remove, the LECG nominated board members for a one year period after the annual 2010 meeting.

[A12, continued]

d.              The composition of the senior management of the combined entity —The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

LECG Analysis:  Smart’s CEO will preside over the combined company’s management team, however LECG’s current CFO and the other Section 16(b) officers of LECG are expected to retain their positions in the combined company.  In addition, two LECG experts will hold key advisory roles to the board of directors.

[A12, continued]

e.               The terms of the exchange of equity interests —The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

LECG Analysis:  Since Smart is not a publicly traded company, we are not able to evaluate this factor.

A13. The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities.

LECG Analysis:  LECG’s 2008 revenues are more than three times greater than Smart’s 2008 revenues ($323 million vs. $99 million, respectively), and LECG’s assets at June 30, 2009 are almost three times the total of Smart’s assets at June 30, 2009 ($243 million vs. $85 million, respectively).

A14. In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities (paragraph A13).

LECG Analysis:  The combination only involves two entities, and therefore the Company did not consider this paragraph to be relevant to its final determination.

A15. A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs A10—A14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

LECG Analysis:  The combination will be effected by a reverse triangular merger, with subsidiary shell entities that will disappear in the transaction.  The existing LECG legal entity will survive as the legal entity owning the Smart assets.  Therefore the Company did not consider this paragraph to be relevant to its final determination.

Based on the Company’s evaluation of the above criteria, and given that LECG will have a majority of the voting stock and a majority of the board of directors, and that LECG will contribute the majority of the combined entity’s revenues and assets, there is greater evidence that LECG is the accounting acquirer. Consequently, the Company concluded that LECG is the accounting acquirer when applying the ARB No. 51 and SFAS no. 141R criteria.

Note 1:  Preliminary Allocation of Purchase Price to Net Assets Acquired, page 46

14.                                 We note that the estimated purchase price was calculated based upon the closing price for LECG common stock on August 14, 2009.  Please revise to use LECG’s most recent stock price at the time of filing for determining the purchase price.  In addition, include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes of the purchase price based upon percentage increases and decreases in the recent stock price.

Response 14.  Just prior to the filing of the definitive version of the Proxy Statement, the Company will revise the disclosure beginning on page 46 of the Proxy Statement to use LECG’s then most recent stock price for determining the estimated purchase price, to include disclosure of the date at which the stock price was determined, and to include a sensitivity analysis for a range of possible outcomes of the purchase price based upon percentage increases and decreases (10%, 20%, 30%) in the stock price.

15.                                 Please tell us how you determined that the issuance of shares of Series A Preferred Stock to the Great Hill Entities, which is contingent upon the consummation of the merger, should be accounted for as a separate transaction and not as a component of the purchase price.  Cite the authoritative literature upon which you relied.

Response 15.  Supplementally, we advise the Staff that the Company considered the guidance in SFAS No. 141R, paragraphs 57, 58 and A77(a).  We note that (i) there was no evidence of a pre-existing relationship with either Smart or the Great Hill Entities, and (ii) the $25 million investment was primarily for the benefit of LECG and the combined company following the closing of the Merger and the Investment, rather than Smart or its former owners before the Merger, and that therefore the sale and issuance of shares of Series A Preferred Stock to the Great Hill Entities should not be considered to be part of the consideration transferred or the assets acquired in the business combination.  Further, as a practical matter, Smart will never have legal title, or other legal right, to the $25 million and the Company did not consider that cash to be a legal asset of Smart that could have been included in the net equity of Smart, and therefore was not a tangible asset or element of the purchase consideration.

At the same time, however, the Company considered the issuance of the Series A Preferred Stock to be a critical element to the understanding of the Condensed Combined Pro Forma Financial Statements (based on the Pro Forma rules in Regulation S-X, Article 11) and included the effects of the Investment transaction in the pro forma adjustments, reflecting the receipt of $25 million in cash and the issuance of LECG’s Series A Preferred Stock.

Background of the Merger and the Investment, page 54

16.           Please revise to provide additional disclosure about the reasons that the LECG board decided to consider strategic alternatives beginning in February 2007 and through the date of the merger agreement.

Response 16.  The Company has revised the disclosure on page 54 of the Proxy Statement to provide additional disclosure about the reasons that the LECG board decided to consider strategic alternatives beginning in February 2007 and through the date of the Merger Agreement.

17.           Refer to the penultimate sentence of the first paragraph.  Please revise to explain why the board decided it was not in the best interests of LECG and its stockholders to pursue a sale at that time.

Response 17.  The Company has revised the disclosure beginning on page 54 of the Proxy Statement to provide further disclosure as to why the board decided it was not in the best interests of LECG and its stockholders to pursue a sale at that time.

18.           We note from your disclosure in the fourth paragraph on page 58 that you terminated Dr. Teece’s employment on August 12, 2009.  Please clarify in what capacity he served after being replaced as CEO on February 19, 2009.

Response 18.  Supplementally, we note that Dr. Teece was replaced as CEO on February 19, 2007, and ceased to be an executive officer of the Company at that time.  Dr. Teece remained Chairman of the board until July 2007, when Mr. Bouton was named Chairman and Dr. Teece became the non-executive Vice Chairman of the Board.  Dr. Teece continued to serve the Company as an employee and to provide professional services to clients of the Company as an expert through August 12, 2009.  The Company has revised the disclosure beginning on page 54 of the Proxy Statement to clarify Dr. Teece’s positions with the Company after February 19, 2007.

LECG’s Reasons for the Merger, page 60

19.           In the first paragraph, we note that the board contemplated the cash investment from the Great Hill Entities in its determination to recommend the merger.  Please revise to clarify whether the board assessed the benefits and risks of both the Merger and the Investment together.

Response 19.  In response to the Staff’s comment, the Company has revised the Reasons for the Merger disclosure on page 60 of the Proxy Statement.

20.           Refer to the fourth bullet point on page 61.  Please expand your disclosure to describe the cross-selling opportunities that would exist.  In addition, please quantify the amount of cost savings that is expected to result from the combination.  If the board did not quantify the cost savings, please disclose that fact and explain why it did not.

Response 20.  The Company has revised the disclosure beginning on page 61 of the Proxy Statement to expand the disclosure relating to the cross-selling opportunities, and to quantify the estimated amount of cost savings expected to result from the combination.

21.           The disclosure on page 65 states that William Blair considered “information regarding the strategic, financial, and operations benefits anticipated from the Merger” that was prepared by LECG senior management and given to William Blair.  Please tell us whether the board considered such information in evaluating the merger and, if so, describe and quantify those benefits.

Response 21.  In response to the Staff’s comment, the Company respectfully submits that the board of directors did consider such information in evaluating the Merger.  As described in the Reasons for the Merger section on page 60 of the Proxy Statement, a majority of the board believes the Merger will (i) provide LECG with (a) a substantial increase in revenues and profits, (b) cost saving synergies, (c) a cash investment from a new investment partner that will have representation on the board of directors, and (d) new seasoned executive leadership; (ii) significantly enhance the LECG operating platform, allowing LECG to better grow and compete from a position of strength; and (iii) create a comprehensive client services platform to help clients of the combined company navigate and succeed in a rapidly changing world.  In determining the potential cost savings, the board of directors relied on synergy estimates prepared by LECG Management.  These savings were estimated to be $6.0 million, but were discounted to $4.0 million for analysis purposes, and include savings relating to occupancy, personnel and other general and administrative costs.  In addition, while not directly included in the valuation analysis prepared by William Blair, the board of directors also reviewed an analysis regarding the potential tax benefits of the proposed transaction, which was attached as an annex to the valuation analysis and will be included in the materials the Company and William Blair will supplementally provide to the Staff in response to Comment 26.

22.           Refer to the fifth bullet point on page 62.  Please quantify the amount of additional financing that may be needed by the combined company and state the reasons why.  If the board did not quantify that amount, please disclose that fact and explain why it did not.

Response 22.  In response to the Staff’s comment, the Company respectfully submits that the board did not quantify the amount of additional financing that may be needed by the combined company because the need for any additional financing was not yet apparent and was not considered likely, and the amount of additional financing, if any, is dependent on information that the Company will not have until after the closings of the Merger and the Investment.  The Company has revised the disclosure beginning on page 63 of the Proxy Statement to disclose that the board did not attempt to quantify the amount of potential additional future financing, and to explain why it did not.

23.           In the ninth bullet point on page 62, please quantify the amount the combined company expects to incur in order to integrate the companies.  If the board did not quantify this amount, please disclose that fact and explain why it did not.

Response 23.  The Company has revised the disclosure beginning on page 63 of the Proxy Statement to quantify the amount the combined company expects to incur in order to integrate the companies.

24.           Please tell us whether the board contemplated any risks associated with the loss of control to the Great Hill Entities.  We note that if these transactions are approved, the Great Hill Entities will own a significant portion of the stock, will be entitled to appoint board members, and will have its current CEO running the new company.  If the board did not consider any such risks, please disclose this fact and explain why it did not.

Response 24.  In response to the Staff’s comment, the Company respectfully submits that the board does not believe that the Merger and the related Investment will result in a loss of control to the Great Hill Entities; however, the board did contemplate and consider the risks associated with significant influence that the Great Hill Entities will have following the closing of the Merger and the Investment.  The Company has noted and provided disclosure regarding these risks considered by the board under Risk Factors on page 25 of the Proxy Statement:

“As of the closing of the Merger and the Investment, the Great Hill Entities will own approximately 40% of LECG’s outstanding voting stock and will have designated two of the members of the LECG board of directors. Although the Governance Agreement imposes limits on the Great Hill Entities regarding taking specified actions related to the acquisition of additional shares of LECG capital stock and the removal of directors (all as described in the section titled “Governance Agreement” beginning on page 104), the Great Hill Entities will nonetheless be able to exert significant influence over the outcome of a range of corporate matters, including significant corporate transactions requiring a stockholder vote, such as a merger or a sale of the combined company or its assets. This concentration of ownership and influence in management and board decision-making could also harm the price of LECG common stock following completion of the Merger by, among other things, discouraging a potential acquirer from seeking to acquire shares of LECG common stock (whether by making a tender offer or otherwise) or otherwise attempting to obtain control of the combined company.”

Opinion of LECG’s Financial Advisor, page 64

25.           Please explain why William Blair did not opine on the fairness of any consideration received in connection with the Investment.  We note that the Merger and Investment are conditioned on one another.  In addition, we note from your disclosure on page 57 that William Blair reviewed the proposed terms of the Investment, and on page 60 that the board contemplated the Investment in its decision to recommend the Merger.

Response 25.  Supplementally, we advise the Staff that William Blair was never asked by LECG to formally opine on the fairness of any consideration received in connection with the Investment.  Although fairness opinions are regularly given in connection with business combination transactions, the Company believes that it is not customary for boards to request or to receive a fairness opinion from their financial advisors in connection with an equity issuance.  The Investment, like an initial public offering, a PIPE financing or another form of primary offering, is simply an issuance of new equity for cash, which a board can appropriately evaluate based in part on the market trading price of the Company’s stock.  Consequently, the board believed that a fairness opinion would rarely be obtained in this context, and none was requested.

26.           Please provide us with any analyses, reports, representations or other similar materials provided to or prepared by William Blair in connection with rendering its fairness opinion.  We may have further comment upon receipt of these materials.

Response 26.  The Company will provide the requested materials under separate cover, in paper format, on a confidential supplemental basis, and under a request for confidential treatment of those materials for all purposes including, without limitation, requests under the Freedom of Information Act, and a request that the Staff return the enclosed materials upon completion of its review thereof.

Structure of the Merger, page 73

27.           Please revise to briefly explain the reasons for accomplishing the merger in two-steps instead of one.

Response 27.  The Company has revised the disclosure beginning on page 73 of the Proxy Statement to explain the reasons for accomplishing the merger in two-steps instead of one.

Consideration in the Merger, page 74

28.           Please revise to disclose the number of LECG common shares that will be issued in exchange for each share of Smart redeemable preferred stock.  Provide similar clarification in the Summary section of your proxy statement.

Response 28.  The Company has revised the Structure of the Merger section on page 74 of the Proxy Statement and the Summary section on page 11 of the Proxy Statement to disclose the number of LECG common shares that will be issued in exchange for each share of Smart redeemable preferred stock.

29.           We note the “no more than” language in the first sentence.  Please explain when the number of shares granted to the holders of Smart may be less than 10,927,869.

Response 29.  The Company has revised the disclosure beginning on page 74 of the Proxy Statement to clarify that 10,927,869 shares will be issued to the holders of Smart.  Supplementally, we advise the Staff that the number of shares granted to the holders of Smart at the closing of the Merger will be 10,927,869; however, a portion of those shares will be available to satisfy indemnification claims and, in the event the Company makes claims for indemnification pursuant to the Merger Agreement, some of those shares may be forfeited in satisfaction of such claims.

30.           Please tell us whether the Smart common stockholders have dissenters’ rights in connection with their vote on the Merger.  If so, please tell us whether any of those holders have made a demand for appraisal and describe Smart’s or LECG’s contingent liability for payment under any appraisal demands.  We note Article 1.8 of the merger agreement.

Response 30.  Supplementally, we advise the Staff that Smart’s common stockholders are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (“Section 262”) in connection with the Merger.  To date, no Smart common stockholder has indicated an intent to demand an appraisal of its shares.  Smart intends to mail a notice of appraisal rights, as required pursuant to Section 262, to its common stockholders promptly following LECG’s filing of the definitive proxy statement.  The Smart common stockholders will then have 20 days from the date of mailing to demand appraisal of their shares.  Smart intends to attach a copy of the definitive proxy statement to the notice, to provide its common stockholders with disclosure regarding the Merger that is consistent with the disclosure being provided to LECG’s stockholders.  As described in Section 1.8 of the Merger Agreement, if any common stockholder validly exercises its appraisal rights, LECG will be obligated to make any payments resulting from the Delaware Court of Chancery’s determination of the fair value of the Smart common shares.  However, in view of the Preferential Amount that the holders of Redeemable Preferred Stock of Smart are entitled to receive prior to any value being attributed to the common stock (as noted in Response 4), it is unlikely that the Court would determine that the common shares have a positive fair value, or that any Smart common stockholder will exercise its appraisal right.  In response to the Staff’s comment, the Company has revised the Consideration in the Merger section on page 74 of the Proxy Statement.

Treatment of Smart Stock Options, page 74

31.           We note that “certain” employees of Smart that remain employed by LECG will receive options to purchase LECG stock.  Please revise to clarify the reference to “certain.”

Response 31.  The Company has revised the Treatment of Smart Stock Options section on page 74 of the Proxy Statement to clarify the reference to “certain” employees.

32.           Please explain what provisions are being made, if any, for the holders of Smart stock options who do not fall into the category of “certain employees of Smart that remain employed by LECG affiliated entities.”

Response 32.  Supplementally, we advise the Staff that no provision is being made for holders of Smart stock options or shares of restricted common stock of Smart prior to the Merger, all of which will be cancelled without consideration.

Amendment and Waiver, page 91

33.           Please revise to disclose whether you will notify LECG stockholders of any amendment or waiver and if so, disclose the manner of notification.

Response 33.  The Company has revised the disclosure beginning on page 92 of the Proxy Statement to clarify that the Company would file a supplement to the Proxy Statement and, if appropriate, would re-solicit the votes of its stockholders if it decided to waive a material condition or to adopt a material amendment to the Merger Agreement that is material and adverse to the interests of the Company’s stockholders.

Required Vote and Board Recommendation, page 93

34.           Please revise to clarify that the Merger will not be consummated unless LECG stockholders also approve the Investment as described in Proposal 2.  Provide similar clarification with respect to the required vote on Proposal 2 (page 101).

Response 34.  The Company has revised the disclosure beginning on page 94 of the Proxy Statement to note that the consummation of the Merger is conditioned on the approval of the Investment.  The Company has revised the disclosure beginning on page 102 of the Proxy Statement to similarly clarify that the consummation of the Investment is conditioned on the approval of the Merger.

Proposal 2:  The Investment, page 94

35.           Please revise to clarify whether the Series A preferred stock will be listed for trading on an exchange.

Response 35.  The Company has revised the disclosure beginning on page 97 of the Proxy Statement to clarify that the Series A preferred stock will not be listed for trading on an exchange.

Use of Proceeds, page 101

36.           Please disclose the approximate amount of proceeds from the Investment that will be devoted to each stated purpose.  Please refer to Item 11(c)(2) of Schedule 14A.

Response 36.  The Company has revised the disclosure beginning on page 102 of the Proxy Statement to disclose the approximate amounts of proceeds from the Investment that will be devoted to the stated purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 106

37.           We note that the MD&A disclosure in your 10-K for the year ended December 31, 2008 is more detailed than the disclosure you have provided in the proxy statement.  Please tell us why you believe the abbreviated disclosure provided in the proxy statement is appropriate.  As disclosed on page 176, we note that you will distribute the 10-K with the proxy statement but you are not incorporating the 10-K by reference into the proxy statement.

Response 37.  The Company has revised the Proxy Statement on page 106 to incorporate by reference its MD&A disclosure from its Annual Report on Form 10-K for the year ended December 31, 2008.

Information About Smart

Contractual Obligations, page 136

38.           Please revise the tabular presentation of contractual obligations to include interest commitments under interest-bearing debt in this table, or provide textual discussion of this obligation below the table.  If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to the assumptions regarding the estimated variable rate interest payments.

Response 38.  The Company has revised the tabular disclosure beginning on page 136 of the Proxy Statement to account for the interest Smart is contractually obligated to pay on its long-term debt.

Information about the Directors and Nominees, page 142

39.           Please include in each director or nominee’s description of business experience all positions held over the past five years.

Response 39.  Prior to the filing of the definitive Proxy Statement, the Company will complete the list of the nominees and will revise the disclosure beginning on page 142 of the Proxy Statement to include for each nominee a description of their business experience, including all positions held over the past five years.

Narrative Discussion of Director Summary Compensation Table, page 153

40.           In the second full paragraph on page 154, please describe in greater detail the “substantial additional efforts” undertaken by Mr. Bouton.  Please also state whether the annual fee will remain the same in future years.

Response 40.  The Company has revised the disclosure beginning on page 154 of the Proxy Statement to describe in greater detail the additional efforts undertaken by Mr. Bouton, which primarily related to the activity described in the Background of the Merger and the Investment, and to clarify that the annual fee will remain the same in future years, subject to change as determined by the board or the Governance Committee of the Board.

Cash Compensation, page 159

41.           In the second full paragraph on page 160, we note that Mr. Fife and Ms. Bussone were granted discretionary bonuses “based on their achievement of certain operational and individual objectives.”  Please state what those objectives were and how the achievement of those objectives translated into the actual payout amounts.

Response 41.  The Company has revised the disclosure beginning on page 159 of the Proxy Statement to clarify the basis for the determination of the amount of the discretionary bonus payments.

Restricted Stock Awards, page 161

42.           In the first paragraph on page 160, we note that Mr. Fife and Ms. Bussone were granted awards based on certain established performance objectives.  Please state what those objectives were and how the achievement of those objectives translated into the actual payout amounts.  In addition, please explain why they were the only executives to receive such awards based on performance, and explain why they were the only executives to receive the subsequent awards (in the amount of 25,000 shares each), besides Ms. Tully pursuant to her employment agreement.

Response 42.  The Company has revised the disclosure beginning on page 160 of the Proxy Statement to clarify the basis for the annual stock grants, and to explain why they were the only executives to receive stock awards.

Notes to Condensed Consolidated Financial Statements (Unaudited), page FP-5

Note 1.  Basis of presentation and operations

43.           We note your disclosure that you evaluated all subsequent events through the date the financial statements were issued.  Please revise to disclose the date through which subsequent events have been evaluated in both the originally issued financial statements and the reissued financial statements.

Response 43.  The Company has revised the Proxy Statement beginning on page FP-5 to clarify the specific date, August 10, 2009, through which we evaluated subsequent events.

*              *              *

LECG Corporation acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (650) 833-2111 if you have additional comments or questions regarding this response.

Very truly yours,

DLA Piper LLP (US)

/s/ Bradley J. Rock
Brad Rock
Partner

Admitted to practice in California

cc:  Steven R. Fife, Chief Financial Officer, LECG Corporation